082-04683

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JAN 2007 WASH. DC 103 SECTION

Gothenburg, January 22, 2007

07020661

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Releases:
Press Release 11/2006, November 10, 2006: Castellum invests SEK, 443
Press Release 12/2006, December 1, 2006: Castellum sells the last residential property
Press Release 1/2007, January 8, 2007: Castellum enters into Linköping
Press Release 2/2007, January 18, 2007: The Election Committee's proposals regarding members to the Board of Directors and Auditors in Castellum AB

Very truly yours,

CASTELLUM AB

PROCESSED

FEB 01 2007

THOMSON FINANCIAL

Håkan Hellström

p.p. Maria Kileby

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

PRESS RELEASE 1/2007

Gothenburg, January 8, 2007

Castellum enters into Linköping

Castellum has, through wholly owned subsidiaries invested in eight properties for SEKm 493, and sold two properties for SEKm 29

During January 2007, four properties in Linköping have been acquired for SEKm 373. The properties are located in Mjärdevi Science Park and the lettable area amounts to 35,000 sq.m. of which approx. 26,000 sq.m. are office premises. Vacancies amount to 35 %. The buildings were built between 1988 – 2002 and have in general a high technical standard. In addition to the existing lettable area there are also unutilized building permissions of approx. 6,000 sq.m. Linköping will be a new market area for the subsidiary Corallen.

Linköping municipality is part of Sweden's fourth largest urban region and offers good infrastructure, a high level of education, and a positive population growth. In all this create good potential for continued growth. In Mjärdevi Science Park, close to the University, more than 180 companies with 4,000 employees together have their daily outcome.

At Eriksberg in Gothenburg, one office property has been acquired for SEKm 53. The lettable area amounts to 6,400 sq.m. and at the time of taking possession, at the end of December, the economic occupancy rate was 70 %.

One commercial property in Jönköping has been acquired for SEKm 19. The property is located in the Haga area with good exposure and connection to the main road 40. The building has a lettable area of 3,300 sq.m. in need of modernization. Therefore, an investment of SEKm 12, comprising refurbishment and extension, will be made during 2007. At the time of taking possession, at the end of December 2006, the property was fully let on an 11 year lease contract.

At the end of December 2006, two properties in Örebro were acquired for SEKm 36. The properties are located in Bista and Gustavsvik. The lettable area amounts to 6,500 sq.m. of which 2,700 is office premises and 3,800 is warehouse premises. At the time of taking possession the property in Bista holds no tenants while the other property is fully let.

Further more, at the end of December 2006, two properties, one in Gothenburg and one in Gnosjö, with a total lettable area of 8,600 sq.m. have been sold for SEKm 29, which by SEKm 6 exceeded fair value.

*On **www.castellum.se** names and addresses of properties acquired or sold since the beginning of the year are published.*

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 23 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is registered on OMX – Nordic list Large cap.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Henrik Saxborn, Deputy CEO, phone +46 31 60 74 50 / mobile + 46 706-94 74 50

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 2/2007

Gothenburg, January 18, 2007

The Election Committee's proposals regarding members to the Board of Directors and Auditors in Castellum AB

The election committee in Castellum, as appointed in accordance to the AGM's decision, is formed by Lars Öhrstedt, representing AFA Försäkring, László Szombatfalvy, Åsa Nisell, representing Swedbank Robur, and the Chairman of the Board of Directors Jan Kvarnström.

The election committee proposes re-election of Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Christer Jacobson and Göran Lindén. Mats Wäppling and Per Berggren are proposed as new Board members. Jan Kvarnström is proposed as Chairman of the Board of Directors. The present Board members Mats Israelsson and Stig-Arne Larsson have declined re-election.

Mats Wäppling, born in 1956 is presently the CEO of SWECO AB. Mats Wäppling has a Master of Engineering at KTH and has previously been active as deputy CEO of NCC AB, manager of NCC Property Development, and deputy CEO and division manager within Skanska AB.
SWECO is operating within the areas water, environment, architecture and installations. The Sweco share is registered on OMX – the Nordic List.

Per Berggren, born in 1959 is presently the CEO of Jernhusen AB. Per Berggren has degrees in economy and technology from Stockholm University and KTH and has previously been active as division manager in Fabege AB, CEO of Drott Kontor AB and property manager in Skanska Fastigheter Stockholm AB.
Jernhusen owns, manages and develops a real estate portfolio of stations, offices and workshops along the Swedish rail roads. Jernhusen is owned by the Swedish Government.

Remuneration to the Board of Directors is proposed to remain unchanged compared to the previous year, SEK 1,600,000 of which SEK 400,000 should be awarded to the Chairman and SEK 200,000 to each of the remaining Board members.

Election of Auditors will take place at the AGM 2007. The election committee proposes re-election of Ingemar Rindstig, working at Ernst & Young and Conny Lysér, deputy auditor, working at KPMG. Carl Lindgren is proposed as new auditor. Ingemar Rindstig, Conny Lysér and Carl Lindgren are all Authorised Public Accountants. Caj Nackstad who has been the company's auditor since 1994 has declined re-election.

Carl Lindgren, born in 1958 is working at KPMG. Carl Lindgren has been working as an auditor for 25 years and is elected auditor for a number of listed companies.

Further more, the election committee proposes that a new election committee will be appointed for the AGM in 2008. The election committee will be established, in a similar way as before, by the Chairman contacting the three major shareholders at the end of the third quarter 2007. The election committee shall appoint a chairman among its members.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 23 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is registered on OMX – Nordic list Large Cap.

For further information, please contact
Lars Öhrstedt, representing AFA Försäkring, Chairman of the Election Committee. Phone: +46 8-696 40 50
Jan Kvarnström, Chairman of the Board of Directors. Phone +49 160 906 01 899
Håkan Hellström, CEO, Phone +46 705-60 74 56